UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

NOTICE REGARDING THE OUTCOME OF THE ANNUAL GENERAL MEETING

HELD ON JULY 15, 2026

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with the following information relating to the summary of proceedings of the Annual General Meeting of the Shareholders held on July 15, 2026 (the “AGM”), and the scrutinizer’s report on the voting results of the resolutions passed at the AGM. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 15, 2026, the Company informed the stock exchanges in India on which its securities are listed and the New York Stock Exchange (together, the “Exchanges”) of the summary of proceedings of the AGM. A copy of such letter to the Exchanges is attached hereto as Item 99.1.

On July 16, 2026, the Company informed the Exchanges of the scrutinizer’s report on the voting results of the resolutions passed at the AGM. A copy of such letter to the Exchanges is attached hereto as Item 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M. Sanaulla Khan

M. Sanaulla Khan
Senior Vice President and Company Secretary

Dated: July 20, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated July 15, 2026.

99.2	Letter to the Exchanges dated July 15, 2026.